Exhibit 22

LIST OF SUBSIDIARIES

Subsidiaries of the Company	Incorporated Under Laws of	Percent Owned by the Company

The Old Second National Bank of Aurora	United States	100%

Yorkville National Bank	United States	100%

Old Second Bank - Kane County	State of Illinois	100%

Old Second Financial, Inc.	State of Illinois	100%

Old Second Mortgage, Inc.	State of Illinois	Owned by Old Second National Bank of Aurora

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